

**CORRECTED**
August 8, 2014

<u>Via E-mail</u>
Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
411 N New River Drive E, Unit 2202
Fort Lauderdale, FL  33301

>        **Re:    Cardiff International, Inc.**
>        **Preliminary Information Statement on Schedule 14C**
>        **Filed August 6, 2014**
>        **File No. 000-49709**

Dear Mr. Thompson:

We have reviewed the above-referenced filing, and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.      Your discussion of the change in domicile is significantly deficient and must be expanded, at a minimum as described in our comments below.

2.      The information statement should disclose all material differences between each state's corporate law provisions and between provisions of your current and anticipated articles and bylaws.  Further, if you have elected to include provisions in your new charter documents that offer management greater flexibility or impose greater burdens on shareholders other than those that Florida law would impose absent the provisions, this should be disclosed.

3.      We note your statements that the board has determined that it would be in the company's best interest to change the company's domicile and that Florida would allow the company to take advantage of beneficial statutes and regulations regarding corporate governance and taxation.  Your discussion should be balanced to include any disadvantages that may

Daniel Thompson
Cardiff International, Inc.
August 8, 2014
Page 2

be imposed on shareholders as a result of the change in law from Colorado to Florida and as a result of any amendments to your charter documents.

4.     You state that the change in domicile will be effected by "filing with both the State of Florida and Colorado" and that it "will become effective in 7 to 10 days from the date filed" with Florida.  Please revise your information statement to briefly describe the mechanics of the series of transactions that will be used to effect the change in domicile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng
by Mark P. Shuman

Maryse Mills-Apenteng
Special Counsel